# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: QXO, Inc., CIK 0001236275
CUSIP: 82846H405
Title of class of securities: Common Stock, par value $0.00001 per share
Address of issuer's principal executive offices: FIVE AMERICAN LANE, GREENWICH, Connecticut (CT), 06831
Date of event which requires filing of this statement: 04/18/2026
Filed by CIK 0002003870
Persons authorized to receive notices and communications: Jacobs Private Equity II, LLC, Bradley S. Jacobs, Five American Lane, Greenwich, Connecticut (CT), 06831, 203-413-4000

## Reporting persons
- Jacobs Private Equity II, LLC (CIK 0002003870): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 394,218,132; shared voting power 0; sole dispositive power 394,218,132; shared dispositive power 0; aggregate amount beneficially owned 394,218,132 (35.7% of the class)
  Comment: (1) JPE (as defined below) beneficially owns 394,218,132 Shares (as defined below), which includes (i) 900,000 shares of shares of the Company's convertible perpetual preferred stock, par value $0.001 per share ("Preferred Stock"), which are initially convertible into an aggregate of 197,109,067 Shares at an initial conversion price of $4.566, subject to customary anti-dilution adjustments, and (ii) 197,109,065 warrants to purchase Shares ("Warrants"), which are initially exercisable for an aggregate of 197,109,065 Shares, at an exercise price of $4.566 per share with respect to 50% of the Warrants, $6.849 per share with respect to 25% of the Warrants, and $13.698 per share with respect to the remaining 25% of the Warrants, in each case subject to customary anti-dilution adjustments. Bradley S. Jacobs has indirect beneficial ownership of such Shares as a result of being the Managing Member of JPE.
  
  (2) Percentage ownership is calculated based on (i) 708,551,189 Shares outstanding, as reported by the Company (as defined below) in its Annual Report on Form 10-K filed with the SEC (as defined below) on February 27, 2026, plus (ii) 394,218,132 Shares issuable upon conversion of all outstanding Preferred Stock and exercise of the Warrants by the Reporting Persons (as defined below).
- Bradley S. Jacobs: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 395,600,215; shared voting power 0; sole dispositive power 395,600,215; shared dispositive power 0; aggregate amount beneficially owned 395,600,215 (35.9% of the class)
  Comment: (1) Bradley S. Jacobs has direct beneficial ownership of 1,382,083 Shares and indirect beneficial ownership of 394,218,132 Shares as a result of being the Managing Member of JPE.
  
  (2) Percentage ownership is calculated based on (i) 708,551,189 Shares outstanding, as reported by the Company in its Annual Report on Form 10-K filed with the SEC on February 27, 2026, plus (ii) 394,218,132 Shares issuable upon conversion of all outstanding Preferred Stock and exercise of the Warrants by the Reporting Persons.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.00001 per share
Name of issuer: QXO, Inc.
Address of issuer's principal executive offices: FIVE AMERICAN LANE, GREENWICH, Connecticut (CT), 06831
Comment: This Amendment No. 5 amends the Schedule 13D previously filed with the U.S. Securities and Exchange Commission (the "SEC") by Jacobs Private Equity II, LLC, a Delaware limited liability company ("JPE"), and Bradley S. Jacobs ("Jacobs" and, together with JPE, the "Reporting Persons") on December 13, 2023, as amended by Amendment No. 1, dated as of April 15, 2024, Amendment No. 2, dated as of June 6, 2024, Amendment No. 3, dated as of June 17, 2024 and Amendment No. 4, dated as of April 18, 2025 (collectively, the "Schedule 13D"), relating to the common stock, par value $0.00001 per share (the "Shares"), of QXO, Inc., a Delaware corporation (the "Company"). Except as specifically provided herein, this Amendment No. 5 does not modify any of the information previously reported in the Schedule 13D, which remains unchanged.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended and supplemented to include the following:

On April 18, 2026, the Company, Titanium MergerCo, Inc., ("Titanium Merger Sub"), Titanium MergerCo 2, LLC. ("Forward Merger Sub") and TopBuild Corp. ("TopBuild") entered into an Agreement and Plan of Merger (the "Merger Agreement"), pursuant to which at closing, (i) Titanium Merger Sub will be merged with and into TopBuild, the separate corporate existence of Titanium Merger Sub will thereupon cease and TopBuild shall continue as the surviving corporation and a wholly owned subsidiary of the Company (the "Titanium Merger") and (ii) immediately following the Titanium Merger, TopBuild will be merged with and into Forward Merger Sub, the separate corporate existence of TopBuild will thereupon cease and Forward Merger Sub shall continue as the surviving limited liability company and a wholly owned subsidiary of the Company (the "Forward Merger" and, together with the Titanium Merger, the "Mergers").

Pursuant to the terms of the Merger Agreement, each issued and outstanding share of common stock of TopBuild will be converted into the right to receive, at the election of the holder and subject to proration, either (i) 20.200 validly issued, fully paid and nonassessable Shares or (ii) $505.00 in cash, in each case, without interest.

In connection with the Merger Agreement, on April 18, 2026, JPE and TopBuild entered into a Voting Agreement (the "Voting Agreement"), pursuant to which Reporting Person has agreed, among other things, subject to the terms and conditions of the Voting Agreement, to vote all of its shares of the Company in favor of the issuance of the Shares (the "Share Issuance") in connection with the Mergers at the meeting of the Company's shareholders. The Voting Agreement also contains customary lock-up provisions during the support period.

The foregoing description of the Voting Agreement does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the full text of the Voting Agreement, which is filed as Exhibit 99.13 hereto and is incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby deleted in its entirety and replaced with the following:

JPE owns 900,000 shares of Preferred Stock initially convertible into 197,106,637 Shares, and 197,106,637 Warrants initially exercisable for 197,106,637 Shares and Jacobs owns 1,382,083 Shares. Therefore, JPE, for the purposes of Rule 13d-3 promulgated under the Securities Exchange Act of 1934 (the "Exchange Act"), beneficially owns 394,213,274 Shares and Jacobs, for the purposes of Rule 13d-3 promulgated under the Exchange Act, beneficially owns 395,600,215 Shares. Based upon 708,551,189 Shares outstanding, as reported by the Company in its Annual Report on Form 10-K filed with the SEC on February 27, 2026, this number of Shares represents, for the purposes of Rule 13d-3, approximately 35.7% and 35.9% for JPE and Jacobs, respectively, of the outstanding shares of voting stock of the Company after giving effect to the exercise of all of the Warrants.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is hereby amended and supplemented to include the following:

Jacobs has the sole power to vote or direct the vote, and the sole power to dispose or to direct the disposition of, the Shares described in the foregoing paragraph.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended and supplemented to include the following:

On April 18, 2026, JPE entered into the Voting Agreement. The information set forth or incorporated in Item 4 of this Amendment No. 5 is incorporated by reference in its entirety into this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended and supplemented to include the following:

Exhibit 99.13 - Voting Agreement, dated as of April 18, 2026, between TopBuild Corp. and Jacobs Private Equity II, LLC (incorporated by reference to Exhibit 10.1 of QXO, Inc.'s Current Report on Form 8-K filed April 20, 2026).
https://www.sec.gov/Archives/edgar/data/1236275/000110465926045111/tm2612209d1_ex10-1.htm

## Signatures
- Jacobs Private Equity II, LLC: /s/ Bradley S. Jacobs, Bradley S. Jacobs, Managing Member (04/20/2026)
- Bradley S. Jacobs: /s/ Bradley S. Jacobs, Bradley S. Jacobs (04/20/2026)